# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

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# FORM SD

## Specialized Disclosure Report

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# STANDEX INTERNATIONAL CORPORATION
**(Exact name of registrant as specified in its charter)**

| **Delaware** | **1-7233** | **31-0596149** |
|:---:|:---:|:---:|
| **(State or other jurisdiction of incorporation or organization)** | **(Commission File Number)** | **(IRS Employer Identification No.)** |

| **11 Keewaydin Drive, Ste. 300, Salem, New Hampshire** | **03079** |
|:---:|:---:|
| **(Address of principal executive offices)** | **(Zip Code)** |

Alan J. Glass, Vice President/CLO  -  603-685-2016
**(Name and telephone number, including area code of the person to contact in connection with this report.)**

**Not applicable**
**(Former name or former address, if changed since last report)**

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

**Standex International Corporation**

**SECTION 1 – CONFLICT MINERALS DISCLOSURE**

**ITEM 1.01 – CONFLICT MINERALS DISCLOSURE AND REPORT**

**Conflict Minerals Disclosure**

A copy of Standex International Corporation's Conflict Minerals Report for calendar year ending December 31, 2017 is filed as Exhibit 1.01 hereto and is publicly available at www.standex.com/Investor Relations/SEC Filings.

**ITEM 1.02 – EXHIBIT**

Standex International Corporation has filed as an Exhibit to this Form SD its Conflict Minerals Report for calendar year ended December 31, 2017.

**SECTION 2 -  EXHIBITS**

**ITEM 2.01 -  EXHIBITS**

The following exhibit is filed as part of this report.

Exhibit 1.01  –  Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<u>**STANDEX INTERNATIONAL CORPORATION**</u>
(Registrant)

*/s/  Alan J. Glass*

**Alan J. Glass**
**Vice President, Chief Legal Officer & Secretary**

Date:  May 29, 2018